For Immediate Release: November 25, 2024 Attention: Business Editors VERSABANK SUBSIDIARY DRT CYBER STRENGTHENS CUSTOMER VALUE PROPOSITION WITH ROBUST SOC2 TYPE 1 CERTIFICATION LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced its wholly owned subsidiary DRT Cyber Inc.’s (“DRTC”) Penetration Testing division, Digital Boundary Group, Inc. (“DBG”), has obtained System and Organization Controls 2 (“SOC2”) Type 1 Certification. This certification affirms that DBG’s services comply with the SOC Trust Services Criteria for Security, thereby providing customers, particularly those in regulated industries, with increased confidence in DBG’s ability to strengthen their security posture and mitigate cyber risks. “DRTC has a track record of strong, steady growth and, as a premier North American provider in the increasingly critical cybersecurity services industry, we are focused on accelerating that growth,” said David Taylor, President and Chief Executive Officer, VersaBank. “This certification – the gold standard of testing and compliance in IT security -- further enhances the value proposition of our state-of-the-art cyber security capabilities for our customers, supporting DRTC aggressive growth plans.” “Our core mission is to help our customers protect their organization's systems, digital assets, and sensitive data from cyber threats,” said Gurpreet Sahota, President, DRTC. “Achieving SOC2 Type 1 Certification underscores our commitment to fulfilling that mission in adherence with the industry’s most trusted and respected security standards. We are excited about the benefits and enhanced trust the certification will bring to the business.” Developed by the American Institute of Certified Public Accountants (“AICPA”), SOC2 outlines how organizations manage customer data according to stringent Trust Services Principles, including Security, Availability, Processing Integrity, Confidentiality, and Privacy. The attestation process included a rigorous compliance audit conducted by Ernst & Young. About DRT Cyber Inc. DRTC helps leading government, public sector organizations, and corporations harden their cybersecurity posture and achieve compliance. Through a combination of strategic penetration testing, compliance alignment and secure digital storage services, DRTC helps its customers achieve exposure and risk management objectives. DRTC conducts approximately 850 security engagements a year, supporting government agencies and global corporations across a range of critical industries, including manufacturing, financial services, and the energy sector.

DRTC is a subsidiary of VersaBank and operates offices in the United States and Canada. For more information, visit www.drtcyber.com About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRTC, a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X